Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES ELECTION OF TRUSTEES AND DIRECTORS

June 14, 2018, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (“Granite REIT”) (TSX: GRT.UN; NYSE: GRP.U) – Granite REIT and Granite REIT Inc. (“Granite GP”) held their joint annual general meetings of stapled unitholders today, and each of the individuals below was elected as a trustee of Granite REIT and a director of Granite GP.

The vote was conducted by a show of hands. Proxies received by management in advance of the meetings indicated the following:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Peter Aghar	35,252,155	99.90	36,322	0.10	35,253,353	99.90	35,124	0.10
Donald Clow	35,091,444	99.44	197,033	0.56	35,091,346	99.44	197,131	0.56
Remco Daal	35,249,556	99.89	38,921	0.11	35,250,804	99.89	37,673	0.11
Michael Forsayeth	32,062,685	90.86	3,225,792	9.14	32,062,538	90.86	3,225,939	9.14
Samir Manji	35,239,244	99.86	49,233	0.14	35,238,392	99.86	50,085	0.14
Kelly Marshall	35,260,570	99.92	27,907	0.08	35,260,522	99.92	27,955	0.08
Al Mawani	34,780,277	98.56	508,200	1.44	34,781,626	98.56	506,851	1.44
Gerald Miller	35,251,780	99.90	36,697	0.10	35,252,582	99.90	35,895	0.10
Jennifer Warren	35,259,729	99.92	28,748	0.08	35,259,027	99.92	29,450	0.08

	Votes For	%	Votes Withheld	%
The re-appointment of Deloitte LLP, as Auditors of Granite REIT	35,600,583	99.81	68,401	0.19
The re-appointment of Deloitte LLP, as Auditors of Granite GP	35,582,097	99.76	86,887	0.24

A total of 35,672,993 stapled units (78% of outstanding stapled units) were represented in person or by proxy at the meetings.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns 90 rental income properties representing approximately 34 million square feet of leasable area. Through the thoughtful deployment of its balance sheet and selective dispositions, Granite is continuing to build a high quality, globally diversified industrial real estate business.

granitereit.com

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

granitereit.com